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April 20, 2021

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	KVH Industries, Inc. (the “Company” or “KVHI”)
PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 9, 2021 by VIEX Opportunities Fund, LP – Series One et al.
File No. 000-28082

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 15, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with VIEX Opportunities Fund, LP – Series One and the other participants in its solicitation (collectively, the “Investor Group”) and provide the following responses on the Investor Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on April 9, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement filed on Schedule 14A

General

1.	Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

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April 20, 2021

The Investor Group advises the Staff that it intends to distribute its proxy statement after the Company distributes its proxy statement.

2.	The disclosure at page two indicates that “[a]s of the date hereof, VIEX collectively owns [ ] 968,008 shares of Common Stock.” Assuming that the term “hereof” as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement to reflect that such beneficial ownership information is provided as of such date the Proxy Statement was filed with the Staff.

3.	The disclosure at page 11 indicates that “[e]ach Nominees may be deemed to be a member of a ‘group’ together with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act…” Given the existence of the “Group Agreement” executed on January 14, 2021, it appears the nominees indisputably are members of a group as distinguished from only being “deemed to be” a member of a group. Please revise to remove the implication that uncertainty exists as to whether the nominees are in fact members of a group.

The Investor Group acknowledges the Staff’s comment and has updated the Proxy Statement accordingly.

Form of Proxy

4.	Please refer to the following representation: “If properly executed, this Proxy will be voted as directed on the reverse…” Please revise to clarify the meaning of “on the reverse” so that security holders will not have to infer the intent is to refer to the “reverse side” of the form.

The Investor Group acknowledges the Staff’s comment and has updated the Proxy Statement accordingly.

* * * * *

April 20, 2021

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman